EXHIBIT 99.1

Brookfield Announces Steps to Enhance Corporate Structure and Broaden Shareholder Ownership of Brookfield Asset Management

BAM Shareholders to Vote at a Special Meeting to Be Held on December 20, 2024

NEW YORK, Oct. 31, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) and Brookfield Corporation (NYSE: BN, TSX: BN) today announced steps towards enhancing BAM’s corporate structure and positioning BAM for broader equity index inclusion, particularly those in the U.S.

As part of this effort, BAM has now changed its head office to New York. In addition, BAM and BN have entered into an agreement whereby BAM would own and reflect 100% of the asset management business (the “Arrangement”), and BN’s current 73% interest in the asset management business would be held directly through ownership of approximately 73% of the publicly traded shares of BAM.

The Arrangement will not result in any changes to the operations or strategic plans of BAM or BN and will have no effect on the tax treatment of their respective dividends.

BAM expects to hold a special meeting (the “Meeting”) for shareholders to consider and vote on the Arrangement on December 20, 2024. If approved at the Meeting, the Arrangement is expected to close in early 2025, subject to court approval and other customary closing conditions, including NYSE and TSX listing approvals.

Benefits of the Arrangement

The Arrangement simplifies the corporate structure of the asset management business, making it easier for investors to understand and value the security. It will also enable BAM’s market capitalization to accurately reflect the total value of the asset management business. Today, that would be approximately $85 billion based on the current stock price of the BAM Class A Shares, compared to BAM’s current market capitalization of approximately $23 billion, which reflects only 27% of the asset management business.

Broader index inclusion is expected to drive increased ownership of the Class A Shares by passive institutional investors, who collectively manage trillions of dollars in capital. Further, inclusion in the most widely followed indices is expected to increase BAM’s visibility among a much broader universe of active public investors who benchmark against these indices.

Arrangement Details

Under the terms of the Arrangement, BAM will acquire approximately 73% of the outstanding common shares (“Common Shares”) of Brookfield Asset Management ULC (“Asset Management Company”) from BN and certain of its subsidiaries as part of the Arrangement. The Asset Management Company owns and operates Brookfield’s leading global alternative asset management business.

BAM will issue Class A Shares to BN in exchange for all of the Common Shares currently owned by BN and its subsidiaries on a one-for-one basis. As part of the Arrangement, BAM’s articles will also be amended to ensure that BN controls BAM for as long as it holds a majority of its voting shares.

The consummation of the Arrangement is subject to a number of conditions contained in the arrangement agreement (the “Agreement”), including, among others, the approval of a special resolution (the “Arrangement Resolution”) by: (i) at least two-thirds of votes cast by holders of Class A Shares; (ii) at least two-thirds of votes cast by holders of Class B Limited Voting Shares of BAM; and (iii) a simple majority of the votes cast by holders of Class A Shares (other than Class A Shares held, directly or indirectly, by an “interested party” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) or otherwise required to be excluded under the requirements of MI 61-101) (the “BAM Public Shareholders”), in each case, at the Meeting.

BN has applied to the Ontario Securities Commission, as principal regulator, for exemptive relief (the “Exemptive Relief”) pursuant to section 9.1 of MI 61-101 and Multilateral Instrument 11-102 – Passport System from the requirements of sections 5.4 and 5.6 of MI 61-101 applicable to BN to obtain a formal valuation and minority shareholder approval of the Arrangement. If the Exemptive Relief is granted, BN does not intend to seek shareholder approval or obtain a formal valuation in respect of the Arrangement.

Formal Valuation and Fairness Opinion

In connection with its review of the Arrangement, the Governance, Nominating and Compensation Committee (the “BAM GNCC”) of the board of directors of BAM (the “BAM Board”) selected KPMG LLP (“KPMG”) as independent valuator and requested that KPMG prepare a formal valuation in accordance with MI 61-101 and a fairness opinion. KPMG delivered its report concluding that, as of October 31, 2024, based on the scope of its review, and subject to the assumptions and limitations set forth therein, (i) the fair market value range of the Common Shares of the Asset Management Company was in the range of $46.35 to $51.67 per Common Share and the fair market value of the Class A Shares was in the range of $46.43 to $51.63 per Class A Share as at October 31, 2024, and (ii) the Arrangement is fair, from a financial point of view, to the BAM Public Shareholders.

BAM GNCC and BAM Board Approval

The review and assessment of the Arrangement was conducted under the supervision of the BAM GNCC in accordance with its charter, which authorizes the BAM GNCC to, among other things, review and conduct oversight of all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws.

The BAM GNCC, having undertaken a thorough review of, and having carefully considered the terms of, the Arrangement, the Agreement and a number of other factors, and after receiving independent advice, including KPMG’s formal valuation and fairness opinion, has unanimously determined that the Arrangement is in the best interests of BAM and unanimously recommended that the BAM Board determine that the Arrangement is in the best interests of BAM, approve the Arrangement and recommend that the shareholders vote in favor of the Arrangement at the Meeting.

The BAM Board (with Mr. Bruce Flatt, CEO of both BAM and BN, abstaining) based on, among other things, the recommendation of the BAM GNCC, unanimously: (i) determined that the Arrangement is in the best interests of BAM, (ii) approved the Arrangement; and, accordingly, (iii) recommends that BAM shareholders vote for the Arrangement Resolution at the Meeting.

A copy of the Agreement will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional information regarding the terms of the Agreement, the background of the Arrangement and the independent valuation and fairness opinion will be provided in the information circular for the Meeting, which will also be filed by BAM on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with approximately $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. BAM invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

BN has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. BN’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of BN’s success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit BAM’s website at www.bam.brookfield.com or BN’s website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	BAM Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com BN Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM and BN are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this press release include statements referring to BAM’s and BN’s beliefs as to the completion and timing of the Arrangement, BAM’s potential inclusion in global stock indices and other expected impacts of the Arrangement. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and business cycles, including general economic conditions.

Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to BAM shareholders in advance of the Meeting. Other factors, risks and uncertainties not presently known to BAM or BN or that BAM and BN currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking statements. Readers are cautioned not to place undue reliance on statements containing forward-looking statements that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. BAM and BN disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Early Warning Disclosure

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), which requires a report to be filed under BAM’s profile on SEDAR+ (www.sedarplus.com) containing additional information respecting the foregoing matters. BAM’s head office address is 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States.

BN has filed on SEDAR+ an early warning report in compliance with NI 62-103 to disclose changes in its ownership of securities of BAM as a result of the Arrangement.

BN holds Class A Shares for investment purposes. BN has no definitive plans or future intentions as of the date of this press release that relate to, or would result in, acquiring additional securities of BAM, disposing of securities of BAM, or any of the other actions enumerated in paragraphs (a) through (k) of Item 5 of BN’s early warning report filed on SEDAR+. BN will continue to review its investment alternatives and may acquire additional Class A Shares or other securities of BAM or may, subject to market conditions, applicable securities laws and other relevant factors, sell Class A Shares or other securities of BAM it now holds in the open market (where such a market exists) or in privately negotiated transactions to one or more persons in accordance with the provisions of applicable securities legislation.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedarplus.ca or contact the office of the Corporate Secretary of Brookfield Corporation at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.